Computershare

82-179

Investor Services

Computershare Trust Company of Canad
100 University Aven
Toronto, Onta
M5J 2
Canada Telephone 1-800-663-90
Australia www.computershare.c
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

04024162

March 10, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
U.S. Securities & Exchange Commission
The New York Stock Exchange

SUPPL

Dear Sirs:

Subject: **Agnico -Eagle Mines Limited**
Notification of Meeting and Record Date

We advise the following with respect to the Annual Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	: Agnico -Eagle Mines Limited
2.	Date Fixed for the Meeting	:May 28, 2004
3.	Record Date for Notice	:April 12, 2004
4.	Record Date for Voting	:April 12, 2004
5.	Beneficial Ownership Determination Date	: April 12, 2004
6.	Securities to Vote	:Common
7.	Securities Entitled to Notice	:Common
8.	Business to be conducted at the Meeting	:Routine
9.	Cusip	:008474108
10.	ISIN	:CA84741085

PROCESSED
APR 09 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESS
APR 05 2004
WASH, D.C.

Yours truly,
Computershare Trust Company of Canada

("Signed Carol Allen")
Assistant Account Manager
Stock Transfer Services
Tel (416) 263-9688
Fax (416) 981-9800